American Beacon Apollo Total Return Fund
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039

May 7, 2021

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:
American Beacon Apollo Total Return Fund — Request for Withdrawal of Certain Post-Effective Amendments to the Registration Statement on Form N-2 of American Beacon Apollo Total Return Fund (File Nos. 333-225559 and 811-23351)

Dear Mr. Foor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, American Beacon Apollo Total Return Fund (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (collectively, the “Amendments”) to the Trust’s Registration Statement filed on Form N-2 (File Nos. 333-225559 and 811-23351) relating to the Ultra Class shares (the “Shares”) of the Trust’s sole series of the same name (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
4	January 2, 2020	0001133228-20-000004
5	February 28, 2020	0000898432-20-000211
6	March 26, 2020	0000898432-20-000411
7	April 24, 2020	0000898432-20-000508
8	May 21, 2020	0000898432-20-000557
9	June 17, 2020	0000898432-20-000599
10	July 16, 2020	0000898432-20-000664
11	August 13, 2020	0000898432-20-000714
12	September 10, 2020	0000898432-20-000766
13	October 8, 2020	0000898432-20-000810
15	November 6, 2020	0000898432-20-000839
16	December 4, 2020	0000898432-20-000865
17	December 31, 2020	0000898432-20-001047
18	January 28, 2021	0000898432-21-000072
19	February 26, 2021	0000898432-21-000217
20	March 26, 2021	0000898432-21-000254
21	April 23, 2021	0000898432-21-000312
22	May 6, 2021	0000898432-21-000358

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Shares.  No securities have been issued or sold by the Fund in connection with the Amendments.  The Trust respectfully submits that a withdrawal of the Amendments is consistent with the public interest and the protection of investors.

If you have any questions, please feel free to contact Kathy K. Ingber at (202) 778-9015.  Thank you.

Very truly yours, American Beacon Apollo Total Return Fund

By:	/s/ Rosemary Behan
Title:	Vice President and Secretary